

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 20, 2017

VIA ELECTRONIC MAIL

Thomas Conner, Esq.
Reed Smith LLP
Suite 1100 – East Tower
1301 K Street, N.W.
Washington, D.C. 20005-3373

> RE: Brighthouse Life Insurance Company of NY:
>   Shield Focus Annuity (NY Version) ("FocusNY")
>   Initial Registration Statement filed on Form S-3
>   File No. 333-216486
>
>   Brighthouse Life Insurance Company:
>   Shield Focus Annuity ("Focus")
>   Initial Registration Statement filed on Form S-3

Dear Mr. Conner:

The staff reviewed the above-referenced initial registration statements, which the Commission received on March 6, 2017. We have given the registration statements a full review. The following comments are based on the FocusNY registration statement and apply to the Focus registration statement unless indicated otherwise Page references are to the pages in the marked courtesy copy of the prospectus provided to the staff and the EDGAR Part II; and Item references are to the item numbers set forth in Form S-3.

1.   As outlined in General Instruction 1 of Form S-3, please explain to the staff in detail the basis upon which the Company is eligible to file its registration statement on Form S-3.

2.   Please revise the name of the product. "Shield Focus" suggests a higher level of protection than is actually provided by the product.

3.   Reconcile the first sentence of the front cover page for FocusNY which describes the product as a deferred index-linked <u>separate account</u> annuity contract to the corresponding Focus disclosure, which deletes "separate account."

Note the same in first paragraph of the Focus Summary on page 9.

4.   Special Terms (page 5)

      a.   For Cap Rate and Step Rate, disclose that the rates are annual rates here and also, respectively, under "Cap Rate" and "Step Rate" on page 18.

      b.   For Fixed Account Value, please reconcile the added disclosure provided in the Focus prospectus on page 6 to its absence from the corresponding FocusNY disclosure on page 6.

      c.   For Free Look, please revise the fourth sentence to make it clear that "the sum of all fees, taxes and charges deducted from the Purchase Payment" are added back to the Contract value returned to the Owner.

      Please do the same in "Your Right to Cancel" on pages 11 and 44.

      d.   There should be no reference to "Shield Option" in the Special Terms section and throughout the prospectus. The term suggests there is more than one level of protection and/or term, *see, e.g.*, the chart beginning at the bottom of page 15. Rather, please make it clear that there is only a Shield 10 with a one-year Term and that the only variance will be with respect to the Index, and either the Cap Rate or Step Rate.

5.   In the last row of the Key Features table on page 11, please retain "Free Look" in the description of "Your Right to Cancel" as it is a defined term (see page 6).

Please apply the same to second sentence under "Your Right to Cancel (Free Look)" on page 44.

6.   Please reconcile the second bullet point under "Effect of Withdrawals" on page 12 with the second sentence of the second paragraph under "Performance Rate for Determination of Interim Value" on page 23. In the alternative, please consider revising the caption "Effect of Withdrawals" to account for all instances where there is a "risk" that an Interim Value may be applied.

7.   Under "Cap Rate" and "Step Rate" on page 18, please disclose the respective Minimum Guaranteed Cap and Step Rates.

8.   In the last sentence of the first paragraph under "Example 1" on page 20, please disclose the surrender charge years, *i.e.*, six years.

9.   Withdrawal Provisions

      a.   Please reconcile the added disclosure provided in Focus prospectus on page 24 in the first paragraph and item (b) to its absence from the corresponding FocusNY disclosure on page 25.

b.   In Focus prospectus, please confirm accuracy of deletion of the last sentence of the second to last paragraph of the section on page 25 and the last paragraph of the section as well.

c.   In the last paragraph under "When No Withdrawal Charge Applies" on page 26, please disclose the age cutoff for the Nursing Home Exception/Terminal Illness Exception or disclose there is none.

10.   Example 3

a.   Please revise the disclosure in footnote 7 to Example 3A on page 28 to account for the applicable Withdrawal Charge or disclose why none is imposed, *i.e.*, Example 3A appears to be missing footnotes 7 and 8 provided for Example 3B on page 29.

b.   For Focus on page 26, please confirm whether the 5% for each of the Accrued Cap Rate and Performance Rate in the table for 3A is a positive or negative value.

11.   This is a new annuity product. Therefore, please delete the first sentence of the second paragraph under "Death Benefits" on page 31.

12.   Page 32 states that the "Death Benefit Amount cannot be withdrawn as a lump sum." Please reconcile this statement with the disclosure provided under "Controlled Payout" and item (a) and the last paragraph under "Death Benefit Options" on page 33.

13.   Please apply the added language to "Suspension of Payments or Transfers" on page 44 of the Focus prospectus and add it to the corresponding section in the FocusNY on page 45.

14.   For the Focus prospectus, please retain deleted disclosure in the third paragraph under "The Separate Account" on page 45 as more complete disclosure.

15.   Financial Information

a.   For the FocusNY, please confirm the file number shown in the second paragraph under Information Incorporated by Reference on page 50. Currently, the file number 000-55029 is shown, but this file number relates to Metropolitan Life Insurance Company.

   b.   The sections "Independent Registered Public Accounting Firm" and "Information Incorporated by Reference" on pages 49-50 will be subject to further review upon the filing of the pre-effective amendment.

16.   For Appendix B, please provide date of Substitution where deleted disclosure appears before second table.

17.   For Focus prospectus, please remember to add Appendix E.

PART II

18.   Please provide revised powers of attorney ("POAs") that are specific to the filing. The current POAs do not identify the Shield Focus by name.

19.   Financial Statements, Exhibits, and Certain Other Information

   Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

****

   Responses to these comments should be made in a letter addressed to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

   Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Disclosure Review Office